UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AXT, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00246W103

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00246W103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Morris S. Young, as Trustee of the Young Family Trust and General Partner of the Morris S. Young Family Ltd. Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 187,427 (1)

	6.	Shared Voting Power 1,654,069 (2)

	7.	Sole Dispositive Power 187,427 (1)

	8.	Shared Dispositive Power 1,654,069 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,496

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00246W103

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Vicke I. Young, as trustee of the Young Family Trust and General Partner of the Morris S. Young Family Ltd. Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,674,069 (4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,674,069 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,674,069

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

(1)           Shares held in name of Morris S. Young, as an individual, and includes 187,427 options that may be exercised within 60 days of December 31, 2004.

(2)           Shares held in name of Young Family Trust and Young Family Limited Partnership.

(3)           20,000 shares held jointly by George Liu, Dr. Young’s father-in-law, and Vicke Young, Dr. Young’s spouse.

(4)           Shares held in name of Young Family Trust, Young Family Limited Partnership and jointly with George Liu, Ms. Young’s father.

Item 1.
	(a)	Name of Issuer AXT, Inc.
	(b)	Address of Issuer's Principal Executive Offices 4281 Technology Drive, Fremont, CA 94538

Item 2.
	(a)	Name of Person Filing Morris S. Young & Vicke I. Young, each in his/her capacity as Trustee of the Young Family Trust and as General Partner of the Morris S. Young Family Ltd. Partnership
	(b)	Address of Principal Business Office or, if none, Residence Morris S. Young 4281 Technology Drive Fremont, CA 94538 Vicke I. Young 4281 Technology Drive Fremont, CA 94538
	(c)	Citizenship Morris S. Young : United States Vicke I. Young: United States
	(d)	Title of Class of Securities Common Stock, par value $0.001
	(e)	CUSIP Number 00246W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Morris S. Young:
	(a)	Amount beneficially owned: 1,841,496
	(b)	Percent of class: 8.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 187,427 (1)
		(ii)	Shared power to vote or to direct the vote 1,654,069 (2)
		(iii)	Sole power to dispose or to direct the disposition of 187,427 (1)
		(iv)	Shared power to dispose or to direct the disposition of 1,654,069 (2)

Vicke I. Young:
	(a)	Amount beneficially owned: 1,674,069
	(b)	Percent of class: 7.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 1,674,069 (3)
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 1,674,069 (3)

(1)           Shares held in name of Morris S. Young, as an individual, and includes 187,427 options that may be excercised within 60 days of December 31,2004

(2)           Shares held in name of Young Family Trust and Young Family Limited Partnership.

(3)           Shares held in name of Young Family Trust. Young Family Limited Partnership and jointly with George Liu, Ms. Young's father.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Morris S. Young
Signature
Morris S. Young
Name/Title

February 14, 2005
Date
/s/ Vicke I. Young
Signature
Vicke I. Young
Name/Title

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT

WHEREAS, the statement on Schedule 13G to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of both Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.     Each of the Reporting Persons is individually eligible to use the Joint Statement.

2.     Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

3.     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

4.     None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

5.     The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Date:  February 14, 2005

/s/ Morris S. Young
Morris S. Young

/s/ Vicke I. Young
Vicke I. Young